UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )

Athens Bancshares Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

047042106

(CUSIP Number)

Karl I. Swaidan

Hahn & Hahn LLP

301 E. Colorado Boulevard, 9th Floor

Pasadena, California 91101-1977

(626) 796-9123

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 7, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

CUSIP No. 047042106

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ronald L. Havner, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 115,242(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 115,242(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 115,242(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4%
14	TYPE OF REPORTING PERSON IN

(1)	Mr. Havner and his wife, LeeAnn R. Havner, are Co-Trustees of The Havner Family Trust (the “Trust”). As a Co-Trustee of the Trust, Mr. Havner may be deemed to beneficially own the Shares held by the Trust.

CUSIP No. 047042106

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) LeeAnn R. Havner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 115,242(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 115,242(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 115,242(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4%
14	TYPE OF REPORTING PERSON IN

(1)	LeeAnn R. Havner (“Mrs. Havner”) and her husband Ronald L. Havner, Jr., are Co-Trustees of The Havner Family Trust (the “Trust”). As a Co-Trustee of the Trust, Mrs. Havner may be deemed to beneficially own the Shares held by the Trust.

CUSIP No. 047042106

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) The Havner Family Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 115,242(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 115,242(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 115,242(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4%
14	TYPE OF REPORTING PERSON OO

(1)	Ronald L. Havner, Jr. and his wife LeeAnn R. Havner, are the Co-Trustees of the Trust.

CUSIP No. 047042106

SCHEDULE 13D

Item 1.	Security and Issuer

The securities to which this statement on Schedule 13D relates are shares of Common Stock, par value $.01 per share (the “Shares”) of Athens Bancshares Corporation, a Tennessee corporation (the “Issuer”), with principal executive offices at 106 Washington Avenue, Athens, Tennessee 37303.

Item 2.	Identity and Background

This statement is being filed jointly by Ronald L. Havner, Jr. (“Mr. Havner”), LeeAnn R. Havner (“Mrs. Havner”) and The Havner Family Trust (the “Trust”) (collectively, the “Filing Persons”). Neither the present filing nor anything contained herein shall be construed as an admission that the Trust or Mr. and Mrs. Havner constitute a “person” for any purpose other than Section 13(d) of the Securities Exchange Act of 1934, or that the Trust and Mr. and Mrs. Havner constitute a “group” for any purpose.

Mr. and Mrs. Havner are husband and wife and the Co-Trustees of the Trust. Each of the Filing Persons has a business address c/o Public Storage, Inc., 701 Western Avenue, Glendale, California 91201.

Mr. Havner is the Chairman, President and Chief Executive Officer of Public Storage, Inc., a fully integrated, self-administered and self-managed real estate investment trust that acquires, develops, owns and operates self-storage facilities which offer self-storage spaces for lease for personal and business use. The principal business address of Public Storage, Inc. is 701 Western Avenue, Glendale, California 91201. Mr. Havner is a citizen of the United States of America.

Mrs. Havner is a philanthropist and engaged in charitable activities, as a director, and otherwise, on a volunteer basis. Mrs. Havner is a citizen of the United States of America.

The Trust is a trust formed under the laws of the State of California.

During the last five years, none of the Filing Persons has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such Filing Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds

The Filing Persons have used Mr. and Mrs. Havner’s personal funds to make the purchases described in Item 5 below.

The Trust paid an aggregate $2,253,112 for the Trust’s Shares.

CUSIP No. 047042106

Item 4.	Purpose of Transaction

The Filing Persons have acquired the Shares for investment purposes only. The Filing Persons may acquire additional shares of the Issuer from time to time.

Except as described above or otherwise described in this Schedule 13D, the Filing Persons do not have any present plans or intentions that relate to or would result in any of the matters described in subsections (a)-(j) of Item 4 of Schedule 13D that are separate from the Issuer or have not been publicly disclosed by the Issuer in its filings with the Securities and Exchange Commission or in the Issuer’s press releases.

Item 5.	Interest in Securities of the Issuer

(a) The percentages of beneficial ownership set forth in this Item 5 for each of the Filing Persons have been determined based on the 1,801,701 Shares outstanding as of November 3, 2014, as reported in the Issuer’s Form 10-Q for the period ended September 30, 2014.

(b) Mr. Havner.

(i) As of November 11, 2014, Mr. Havner, as Co-Trustee of the Trust, may be deemed to beneficially own 115,242 Shares (the “Trust’s Shares”) representing approximately 6.4% of the outstanding common stock of the Issuer.

(ii) As Co-Trustees of the Trust, Mr. and Mrs. Havner share the power to vote or direct the vote with respect to, and to dispose or to direct the disposition of, the Trust’s Shares.

(c) Mrs. Havner.

(i) As of November 11, 2014, Mrs. Havner, as Co-Trustee of the Trust, may be deemed to beneficially own 115,242 Shares representing approximately 6.4% of the outstanding common stock of the Issuer.

(ii) As Co-Trustees of the Trust, Mr. and Mrs. Havner share the power to vote or direct the vote with respect to, and to dispose or to direct the disposition of, the Trust’s Shares.

(d) The Trust.

(i) As of November 11, 2014, the Trust may be deemed to beneficially own 115,242 Shares representing approximately 6.4% of the outstanding common stock of the Issuer.

(ii) Mr. and Mrs. Havner, as Co-Trustees of the Trust share the power to vote or direct the vote with respect to, and to dispose or to direct the disposition of, the Trust’s Shares.

CUSIP No. 047042106

(e) The following transactions were effected by the Trust during the last sixty (60) days, each of which was effected on the open market:

Date	Number of Shares/Units Acquired	Average Price Per Share/Unit
November 6, 2014	3,113	$22.51
November 7, 2014	16,536	$26.44
November 10, 2014	7,142	$26.50

(f) Except as set forth in this Schedule 13D, to the knowledge of the Filing Persons, no person has the right to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this Schedule 13D.

(g) Not applicable.

Item 6	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as set forth in this Schedule 13D, none of the Filing Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer.

Item 7	Materials to be Filed as Exhibits

None.

CUSIP No. 047042106

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	November 11, 2014

Signature:	/s/ Ronald L. Havner, Jr.

Name/Title:	Ronald L. Havner, Jr.

Signature:	/s/ LeeAnn R. Havner

Name/Title:	LeeAnn R. Havner

THE HAVNER FAMILY TRUST

Signature:	/s/ Ronald L. Havner, Jr.
Name: Ronald L. Havner, Jr.
Title: Co-Trustee

Signature:	/s/ Lee Ann R. Havner
Name: Lee Ann R. Havner
Title: Co-Trustee

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)